Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



[THE NEWMONT GOLD STANDARD GRAPHIC]



                                 A TIME FOR GOLD


                                W. Durand Eppler
                                     Vice President, Corporate Development


                                                              CIBC World Markets
                                               Institutional Investor Conference
                                             Whistler, Canada, February 21, 2002

                    FUNDAMENTALS OF GOLD PRICE VERY POSITIVE

                      S&P 500 Index/Gold Price (1871-2001)


                                                - Mine output
                                                  set to fall
[Line Graph depicting Index (US$/oz.)
 over time from 1970-2000]                      - Producer hedging
                                                  is decreasing

                                                - US$ over valued

                              WHY GOLD IS GOING UP

                              SUPPLY IS DECREASING

      REDUCED HEDGING AND SHORT SALES COMBINE WITH FLAT MINE PRODUCTION AND
           STABLE CENTRAL BANK SALES, RESULTING IN REDUCED GOLD SUPPLY

[Bar Graph depicting Total supply measured in Tonnes of Gold (taken from Mine production, Old Gold scrap, Implied net disinvestment, Official sector sales and Net producer hedging) between 1997 and 2001E, including the following data:

                                  1997 = 4,234
                                  1998 = 4,106
                                  1999 = 4,154
                                  2000 = 3,970
                                 2001E = 3,845]

Source: GFMS data

                              WHY GOLD IS GOING UP

                         PRODUCER HEDGING IS DECREASING

             PRODUCERS HAVE BEEN NET BUYERS OF GOLD IN 2000 AND 2001

[Bar Graph depicting Net producer hedging measured in Tonnes of gold between 1992 and 2001E, including the following data:

                                   1992 = 135
                                   1993 = 142
                                   1994 = 105
                                   1995 = 475
                                   1996 = 142
                                   1997 = 504
                                   1998 = 97
                                   1999 = 506
                                  2000 = (15)
                                 2001E = (101)]

Source: GFMS data

                            THE LEVITATING GREENBACK

                 U.S. DOLLAR AGAINST ALL OTHER WORLD CURRENCIES
                           (NBF TRADE-WEIGHTED INDEX*)

[Line Graph depicting the fluctuation of the USD from 1984 through 2002, as a means to demonstrate its current strength]

The USD is now stronger than at its late 1985 peak

It is up nearly 8% from a year ago


Source: NBF Economic Research
*Measured against 30 other currencies

                              WHY GOLD IS GOING UP

                         4-YEAR GOLD PRICE PERFORMANCE

[Line Graph depicting fluctuation of US$ Gold Spot between 1998 and 2001]

[Line Graph depicting fluctuation of Euro Gold Spot between 1998 and 2001]

[Line Graph depicting fluctuation of Rand Gold Spot between 1998 and 2001]

[Line Graph depicting fluctuation of Yen Gold Spot between 1998 and 2001]

                                LEVERAGE TO GOLD

                 ESTIMATED INCREASE IN ANNUAL PRE-TAX CASH FLOW
                     FROM US$25 INCREASE IN GOLD PRICE (1) (2)

[Bar Graph depicting the estimated increase in annual pre-tax cash flow in US$ millions, with the following data:

                                                (Further upside as new Newmont
                                                 unwinds Normandy's hedge book)

 [U.S. Flag]                     Newmont PF         = 162---------->196

 [South African Flag]            Gold Fields        =  90

 [Canadian Flag]                 Placer Dome        =  36

 [Canadian Flag]                 Barrick/Homestake  =  25

 [South African Flag]            AngloGold (3)      =   8



Based on analysis of public filings
(1)  US$25 per ounce multiplied by unhedged 2001E production
(2)  Newmont includes pre-tax cash flow from Normandy and Franco-Nevada.
     Assumes a gold price increase from US$275 per ounce to US$300 per ounce
(3) Pro forma for the sale of Free State assets; assumes no adjustment to hedge book

                                 3-MONTH TRACK

                         TO COMBINING 3 STRONG COMPANIES


More than 66% acceptance by Normandy holders                           Feb 15

Closed Franco-Nevada; Arrangement effective                            Feb 16

Newmont representatives constitute majority of Normandy board          Feb 20

Bid for Normandy due to expire                                         Feb 26

                                THE NEW NEWMONT
 --------
|STRATEGY|
 --------

-     Operating excellence with focus on large mining districts

      - Continued emphasis on cost reduction, district rationalization and synergy realization

-     Rationalization and optimization of vast asset portfolio

- Exploration and development efforts to take advantage of large land position

-     Maintain current "no hedging" philosophy

-     Expand premier royalty income stream

- Continued excellence in environment management, community development and employee safety

 ------
|FUTURE|
 ------
-     Generate superior returns for shareholders

-     Further improve a low net debt/capitalization level

                              THE NEW GOLD STANDARD

                                                      -  Balance sheet strength
                                                      -  Low cash costs
     [Graphic of #1]                                  -  Balanced political risk
                                                      -  Management strength
                                                      -  "No hedging" philosophy
                                                      -  U.S. domicile
                                                      -  NYSE listing

      -------------------
     | LEVERAGE TO GOLD  |
      -------------------

      -------------------
     |     RESERVES      |
      -------------------

      -------------------
     |  GOLD PRODUCTION  |
      -------------------

      -------------------                       [GRAPHIC OF CREDIT SUISSE
     | TRADING LIQUIDITY |                       10 oz GOLD BAR]
      -------------------

      -------------------
     |      EBITDA       |
      -------------------

                                 # 1 IN RESERVES

[Bar Graph depicting Reserves in Million ozs., with the following data:

 [U.S. Flag]                     Newmont PF(1)      = 90

 [Candadian Flag]                Barrick/Homestake  = 82

 [South African Flag]            Gold Fields(2)     = 79

 [South African Flag]            AngloGold(3)       = 68

 [Canadian Flag]                 Placer Dome        = 45]

Source: Most recent public filings
(1) Includes reserves of 59.6 mm oz. for Newmont, 26.4 mm oz. for Normandy, 2 mm oz. of equivalent reserves for Franco-Nevada and 1.9 mm oz. of reserves to reflect Franco-Nevada's 49% ownership of Echo Bay
(2) SEC Filing of November 9, 2001
(3) AngloGold reserves assume sale of Free State assets

                               # 1 IN PRODUCTION

[Bar graph depicting 2001 production in million ozs., with the following data:

[U.S. Flag]                 Newmont PF(1)            = 8.2

[Canadian Flag]             Barrick/Homestake(2)     = 6.1

[South African Flag]        AngloGold                = 5.8

[South African Flag]        Gold Fields(3)           = 3.6

[Canadian Flag]             Placer Dome              = 2.8]

Source: most recent public filings
(1) Pro forma for the acquisitions, Newmont will account for approximately 9% of global gold production (Gold Fields Mineral Services)
(2) Newmont includes production attributable to Franco-Nevada's share of Echo
    Bay
(3) AngloGold reserves assume sale of Free State assets

                            OVER 60% OF RESERVES AND
            70% OF PRODUCTION WILL BE IN COUNTRIES RATED AAA(1) BY S&P

[Pie chart depicting the following information:

                                  Reserves (2) (90 mm ozs)

Other: 15%
South America: 24%
[Australian Flag]: 19%
[American Flag/Canadian Flag]: 42%]

[Pie chart depicting the following information:

               Production (2) (~8 mm ozs annually)

Other: 13%
South America: 16%
[Australian Flag]: 25%
[American Flag/Canadian Flag]: 46%]


Source: Public filings
(1) S&P local currency credit rating
(2) Reserves and production attributable to Newmont, Normandy and Franco-Nevada, including Franco-Nevada's stake in Echo Bay (assuming conversion of capital securities) and approximately 2 million ounces of reserves attributable to Franco-Nevada's royalty interests

                                  #1 IN EBITDA

[Bar graph entitled the "Last twelve months 12/31/01" depicting the following information in US$ millions:

[U.S. Flag]                 Newmont PF            = 859
[Canadian Flag]             Barrick/Homestake     = 720
[South African Flag]        AngloGold             = 667
[Canadian Flag]             Placer Dome           = 427
[South African Flag]        Gold Fields           = 279]

Source: Public filings; EBITDA defined as revenue less: cost of sale (excluding DD&A), SG&A, exploration and research and other operating expenses
(1) AngloGold EBITDA excludes Free State (approximately $55MM)

                             THE NEW INDUSTRY LEADER

                                     [Graph]
                          2001 production (MM oz.) v.
                        Enterprise value (US$ millions) (3)
            (Size of circles proportionate to reported gold reserves)

                                   2001 Production          Enterprise Value

Gold Fields       [Medium Circle]     ~3.0-4.5               ~4,000-5,000

Placer Dome       [Small Circle]      ~2.0-3.0               ~4,000-5,000

AngloGold (2)    [Medium Circle]      ~5.0-6.5               ~6,000-7,000

Barrick/Homestake [Medium Circle]     ~5.0-7.0               ~9,500-10,500

Newmont PF (1)    [Large Circle]      ~7.0-9.0               ~10,500-11,500

Others            [random dots]        < 2.0                   < 2,000


-    LEADING NON-HEDGING PRODUCER
-    ONLY SUBSTANTIAL USA GOLD COMPANY


Source: Public filings; market data as of February 15, 2002
(1) Includes production attributable to Franco-Nevada's share of Echo Bay
(2) AngloGold's reserves assume sale of Free State assets
(3) Enterprise value represents market capitalization plus net debt, minority interests and preferred stock

                       THE "GO TO" NON-HEDGING GOLD STOCK

[Pie chart depicting the following information:

              TOTAL COMBINED MARKET CAPITALIZATION (US$41 BILLION)

Hedgers: US$23 billion
New Newmont: 20%
Non-hedgers: US$18 billion
Other Non-hedgers: 24%]

                  New Newmont will constitute 45% of the total
                    market capitalization of all non-hedgers

                  STRONG BALANCE SHEET & FINANCIAL FLEXIBILITY

[Bar graph depicting the following information:

                     NEWMONT NET DEBT/TOTAL CAPITALIZATION

Pro forma: 24%
1-year goal: <20%
Longer-term goal: <10%]

                               THE INDUSTRY'S MOST
                           ATTRACTIVE ASSET PORTFOLIO

[World map marked to show the following combined gold interests:

Core Operations:
Midas, Nevada
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin CreekS, Nevada
Yanacocha
Tanami
Yandal
Boddington
Kalgoorlie
Batu Hijau

Strategic Operations:
Yamfo-Sefwi
Akim
Zarafshan
Martabe
Martha
Pajingo/Vera-Nancy

Others:
New Britannia
Musslewhite
Holloway
Golden Giant
Mesquite
La Herradura
Kori Kollo
La Coipa
Crixas
Paracatu
Ovacik
Minahasa
Australian Magnesium Corporation]

MAJOR DISTRICT RESERVE BASE:
NEVADA                 32.2mm oz.
YANACOCHA              18.2mm oz.
WESTERN AUSTRALIA      14.0mm oz.
TANAMI                  2.5mm oz
                       -------
TOTAL                  73.3mm oz.
                       ~80% of reserves

          LARGEST GLOBAL LAND POSITION = 94,000 SQ.MILES/244,000 SQ. KM

                      OPTION VALUE FOR RISING GOLD PRICES

[World map marked to show the following combined gold interests:

Core Operations:
Midas, Nevada
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin CreekS, Nevada
Yanacocha
Tanami
Yandal
Boddington
Kalgoorlie
Batu Hijau

Strategic Operations:
Yamfo-Sefwi
Akim
Zarafshan
Martabe
Martha
Pajingo/Vera-Nancy

Others:
New Britannia
Musslewhite
Holloway
Golden Giant
Mesquite
La Herradura
Kori Kollo
La Coipa
Crixas
Paracatu
Ovacik
Minahasa
Australian Magnesium Corporation]

NEVADA, ~15mm oz of reserves
    Leeville underground, 3mm oz
    Twin Creeks South expansion, 2mm oz
    Phoenix, 6mm oz
    Gold Quarry South layback, 4mm oz

AKIM, Ghana
  51.4 mm metric tons at 2.1g/t (0.06 opt)

YANACOCHA, Peru
     Expansion beyond 2.5 mm oz annually
     Exploration upside
       Covered oxides
       Copper/gold sulfides

YAMFO-SEFWI, Ghana
   3.3mm oz in equity reserves

BODDINGTON, Australia
   4.9mm oz in equity reserves

MARTABE, Indonesia
   prefeasibility of Purnama deposit for heap leach]

                             THE NEW GOLD STANDARD

LEVERAGE
TO RISING                 [Graphic of gold bars]
GOLD PRICE
   ^                      Largest non-hedged gold producer
   |                      provides shareholders most leverage to gold
   |
   |                      Development projects add upside potential
   |
   |                      Merchant banking wealth creation
   |
   |                      World class core properties with
   |                      low cash costs and high cash flows
   |
   |                      Royalty cash flow as natural hedge against low gold
   |                      price
   |
   |                      Strong balance sheet
   v
STABILITY AT
LOWER GOLD PRICES

                              CAUTIONARY STATEMENT

IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This presentation contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Newmont has completed its acquisition of Franco-Nevada. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.